ANNUAL NOTICE
May 1, 2024
Protective Variable Annuity	Protective Life Insurance Company Protective Variable Annuity Separate Account P.O. Box 10648 Birmingham, Alabama 35202‑0648 Telephone: 1‑800‑456‑6330 www.protective.com
This Annual Notice for the Protective Variable Annuity, an individual flexible premium deferred variable and fixed annuity contract (the “Contract”) issued by Protective Life Insurance Company, provides certain updated information about your Contract since May 1, 2023. In addition, this Annual Notice provides key information about your Contract that you should review, including a current list of Funds available under your Contract. Please read this Annual Notice carefully and retain it with your Contract prospectus for future reference.
The most recent prospectus for the Contract, dated May 1, 2016, (the “Prospectus”) and supplements to the Prospectus contain more information about the Contract, including its features, benefits, and risks. You can find updated financial statements for Protective Variable Annuity Separate Account and for Protective Life Insurance Company, prospectuses for the Funds listed in the appendix, and other information about the Contract online at www.protective.com/productprospectus. You can also obtain this information at no cost by calling 1-800-456-6330 or by sending an email request to prospectus@protective.com.
Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The SEC has not approved or disapproved these securities or passed upon the adequacy of this Annual
Notice. Any representation to the contrary is a criminal offense.
Registration No. 033-70984

FUND APPENDIX: FUNDS AVAILABLE UNDER THE CONTRACT	FUND-1

SPECIAL TERMS
“We”, “us”, “our”, “Protective Life”, and “Company”  refer to Protective Life Insurance Company. “You” and “your” refer to the person(s) who has been issued a Contract.
Administrative Office Protective Life Insurance Company, P.O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).
Annuity Commencement Date The date as of which the Contract Value, less applicable premium tax, is applied to an Annuity Option.
Annuity Option The payout option under which the Company makes annuity income payments.
Code The Internal Revenue Code of 1986, as amended.
Contract  The Protective Variable Annuity, a flexible premium, deferred, variable and fixed annuity contract.
Contract Anniversary The same month and day as the Effective Date in each subsequent year of the Contract.
Contract Value  Prior to the Annuity Commencement Date, the sum of the Variable Account value and the Guaranteed Account value.
Contract Year Any period of 12 months commencing with the Effective Date or any Contract Anniversary.
DCA Fixed Accounts The DCA Fixed Accounts are part of the Company’s general account and are not part of or dependent upon the investment performance of the Variable Account. These accounts are available for dollar cost averaging only.
Death Benefit The amount we pay to the beneficiary if an Owner dies before the Annuity Commencement Date.
Effective Date The date as of which the initial Purchase Payment is credited to the Contract and the date the Contract takes effect.
Fixed Account The Fixed Account is part of the Company’s general account and is not part of or dependent upon the investment performance of the Variable Account.
Fund Any investment portfolio in which a corresponding Sub-Account invests.
Good Order (“good order”) A request or transaction generally is considered in “Good Order” if we receive it in our Administrative Office within the time limits, if any, prescribed in the Prospectus for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the request or transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to effect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Investment Options affected by the requested transaction; the signatures of all Owners (exactly as indicated on the Contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner’s consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your registered representative before submitting the form or request.
Guaranteed Account The Fixed Account, the DCA Fixed Accounts and any other Investment Option we may offer with interest rate guarantees.
Investment Option Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.
Owner  The person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract.

Purchase Payment The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.
Qualified Contracts Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Code.
Qualified Plans Retirement plans that receive favorable tax treatment under Sections 401, 403, 408, 408A or 457 of the Code.
Sub-Account A separate division of the Variable Account.
Variable Account Protective Variable Annuity Separate Account, a separate investment account of Protective Life.
Written Notice A notice or request submitted in writing in Good Order that we receive at the Administrative Office via U.S. postal service or nationally recognized overnight delivery service. Please note that we use the term “written notice” in lower case to refer to a notice that we may send to you.

UPDATED INFORMATION ABOUT YOUR CONTRACT
The information in this section of the Annual Notice is a summary of certain Contract features that have changed since May 1, 2023. This may not reflect all of the changes that have occurred since you entered into your Contract.
•
For updated Fund performance and fee information please see the Fund Appendix.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
FEES AND EXPENSES
Charges for Early Withdrawals
If you surrender or make a withdrawal from your Contract within six (6) years following your last Purchase Payment and before the Annuity Commencement Date, you will be assessed a surrender charge of up to 7% on the amount of the withdrawal. The surrender charge starts at 7% and declines to 0% over six (6) years.
For example, assume you purchased a Contract with a single Purchase Payment of $100,000 and surrender the Contract during the first Contract Year. The surrender charge is 7% of the amount withdrawn. You will be assessed a withdrawal charge of $7,000 (7% x $100,000).
For additional information about charges for surrenders and early withdrawals, see “FEES AND EXPENSES - Owner Transaction Expenses” and “CHARGES AND DEDUCTIONS – Surrender Charge (Contingent Deferred Sales Charge)” in the Prospectus.

Transaction Charges
In addition to surrender charges, you may also be assessed a fee for each transfer after the first 12 transfers in a Contract Year. Currently, we do not assess a charge for transfers.
For additional information about transaction charges, see “FEES AND EXPENSES -Owner Transaction Expenses” and “CHARGES AND DEDUCTIONS” in the Prospectus.

Ongoing Fees and Expenses (annual charges)	The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Annual Fee	Minimum	Maximum
Base contract (1)	1.46%	1.46%
Investment options (Fund fees and expenses) (2)	0.35%	2.11%

(1)
We calculate the Base Contract fee by dividing the total amount we receive from the annual contract maintenance fee, the mortality and expense risk charge and the administration charge for the last fiscal year by the total average net assets attributable to the Contracts for that year.

(2)
As a percentage of Fund assets.

Because your Contract is customizable, the options and benefits you choose can affect how much you will pay. To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. These estimates assume that you do not take any withdrawals from the Contract, which could add surrender charges, that substantially increase costs.
Lowest Annual Cost: $1,810	Highest Annual Cost: $3,502
Assumes:	Assumes:

•
Investment of  $100,000

•
5% annual appreciation

•
Least expensive combination of Base Contract fee and Fund fees and expenses

•
No sales charges

•
No additional Purchase Payments, transfers or withdrawals

•
Investment of  $100,000

•
5% annual appreciation

•
Most expensive combination of Base Contract fee and Fund fees and expenses

•
No sales Charges

•
No additional Purchase Payments, transfers, or withdrawals

For additional information about annual charges, please see “FEES AND EXPENSES” and “CHARGES AND DEDUCTIONS” in the Prospectus.

RISKS
Risk of Loss	You can lose money by investing in this Contract, including loss of principal. For additional information about the risk of loss, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.
Not a Short-Term Investment
This Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. Although you are permitted to take withdrawals or surrender the Contract, surrender charges and federal and state income taxes may apply.
Surrender charges may apply for up to six (6) years following your last Purchase Payment. Withdrawals will reduce your Contract Value and death benefit.
The benefits of tax deferral also means the Contract is less beneficial to investors with a short time horizon.
For additional information about the investment profile of the Contract, see “DESCRIPTION OF THE CONTRACT,” “CHARGES AND DEDUCTIONS,” ”FEDERAL TAX MATTERS,” “TAXATION OF ANNUITIES IN GENERAL”and “QUALIFIED RETIREMENT PLANS” in the Prospectus.

Risks Associated with Investment Options
An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the Investment Options available under the Contract.
Each Investment Option (including the Guaranteed Account) has its own unique risks.
You should review the prospectuses for the available Funds and consult with your financial professional before making an investment decision.
For additional information about the risks associated with Investment Options, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.

Insurance Company Risks
An investment in the Contract is subject to the risks related to the Company. Any obligations (including under the Guaranteed Account), guarantees, or benefits under the Contract are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available upon request at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page.
For additional information about Company risks, see “THE COMPANY, VARIABLE ACCOUNT AND FUNDS” in the Prospectus.

RESTRICTIONS
Investments
Currently, there is no charge when you transfer Contract Value among Investment Options. However, we reserve the right to charge $25 for each transfer after the first 12 transfers in any Contract Year in the future.
We reserve the right to remove or substitute Funds as Investment Options that are available under the Contract. We also reserve the right to restrict the allocation of additional Purchase Payments and/or transfers of Contract Value to a Fund if we determine the Fund no longer meets one or more of our Fund selection criteria and/or if a Fund has not attracted significant contract owner assets.
For additional information about Investment Options, see “CHARGES AND DEDUCTIONS – Transfer Fee” and “THE COMPANY, VARIABLE ACCOUNT AND FUNDS – Selection of Funds” and “THE COMPANY, VARIABLE ACCOUNT AND FUNDS – Addition, Deletion or Substitutions of Investments” in the Prospectus.

Optional Benefits	There are no optional benefits available for this contract.

TAXES
Tax Implications
You should consult with a qualified tax advisor regarding the federal tax implications of an investment in, payments received under, and other transactions in connection with this Contract.
If you purchase the Contract through a tax-qualified plan or individual retirement account (IRA), you do not get any additional tax deferral. Generally, all earnings on the investments underlying the Contract are tax-deferred until distributed or deemed distributed. A distribution from a non-Qualified Contract, which includes a surrender, withdrawal, payment of a death benefit or annuity income payments, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% additional tax may also apply if the Owner takes a withdrawal before age 59½. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends.
For additional information about tax implications, see “FEDERAL TAX MATTERS” and “TAXATION OF ANNUITIES IN GENERAL” in the Prospectus.

CONFLICTS OF INTEREST
Investment Professional Compensation
We pay compensation, in the form of commissions, non-cash compensation, and asset-based compensation, to broker-dealers in connection with the promotion and sale of the Contracts. A portion of any payments made to the broker-dealers may be passed on to their registered representatives in accordance with their internal compensation programs. The prospect of receiving, or the receipt of, asset-based compensation may provide broker-dealers and/or their registered representatives with an incentive to recommend continued investment in the Contracts over other variable insurance products (or other investments). You may wish to take such compensation arrangements into account when considering and evaluating any recommendation relating to the Contracts.
For additional information about compensation, see “DISTRIBUTION OF THE CONTRACTS” in the Prospectus.

Exchanges
Some investment professionals may have a financial incentive to offer you a new contract in place of the contract you already own. You should only exchange your current contract if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing contract.
For additional information about exchanges, see “TAXATION OF ANNUITIES IN GENERAL – Exchange of Annuity Contracts” in the Prospectus.

FUND APPENDIX
FUNDS AVAILABLE UNDER THE CONTRACT
The following is a list of Funds available under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at www.protective.com/eprospectus. You can also request this information at no cost by calling 855-920-9713 or by sending an email request to prospectus@protective.com.
The current expenses and performance information below reflects fee and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.
Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Allocation	Calvert VP SRI Balanced Portfolio - Class I	0.65%	16.82%	10.27%	7.46%
U.S. Equity	ClearBridge Variable Mid Cap Portfolio - Class II - ClearBridge Investments, LLC	1.08%	12.62%	10.46%	6.83%
U.S. Equity	ClearBridge Variable Small Cap Growth Portfolio - Class II - ClearBridge Investments, LLC	1.05%	8.12%	9.29%	7.62%
U.S. Equity	Fidelity® VIP Contrafund® Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.81%	33.12%	16.36%	11.33%
U.S. Equity	Fidelity® VIP Equity-Income Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.72%	10.38%	12.01%	8.31%
Allocation	Fidelity® VIP Freedom Funds - Freedom 2015 Portfolio℠ - Service Class 2	0.68%	10.64%	6.29%	4.93%
Allocation	Fidelity® VIP Freedom Funds - Freedom 2020 Portfolio℠ - Service Class 2	0.72%	12.22%	7.22%	5.48%
U.S. Equity	Fidelity® VIP Growth Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited; Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.83%	35.89%	19.34%	14.51%
U.S. Equity	Fidelity® VIP Index 500 Portfolio - Service Class 2 - Geode Capital Management, LLC	0.35%	25.88%	15.27%	11.64%
Taxable Bond	Fidelity® VIP Investment Grade Bond Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.63%	6.00%	1.72%	2.08%
U.S. Equity	Fidelity® VIP Mid Cap Portfolio - Service Class 2 - FMR Investment Management (U.K.) Limited;Fidelity Management & Research (Japan) Limited; Fidelity Management & Research (HK) Ltd	0.82%	14.80%	12.17%	7.85%
U.S. Equity	Franklin DynaTech VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.90%	43.77%	13.76%	10.37%
Allocation	Franklin Income VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.71%	8.62%	6.98%	5.01%
Allocation	Franklin Mutual Shares VIP Fund - Class 2 - Franklin Mutual Advisers, LLC	0.93%	13.46%	7.82%	5.43%
U.S. Equity	Franklin Rising Dividends VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.90%	12.08%	13.75%	10.23%
U.S. Equity	Franklin Small Cap Value VIP Fund - Class 2 - Franklin Mutual Advisers, LLC(1)	0.91%	12.75%	11.06%	7.04%
U.S. Equity	Franklin Small-Mid Cap Growth VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	1.08%	26.74%	13.51%	8.96%
Taxable Bond	Franklin U.S. Government Securities VIP Fund - Class 2 - Franklin Advisers, Inc.	0.77%	4.47%	0.22%	0.73%
FUND-1

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
International Equity	Goldman Sachs VIT International Equity Insights Fund - Institutional Class(1)	0.82%	18.71%	7.80%	3.44%
U.S. Equity	Goldman Sachs VIT Large Cap Value Fund - Institutional Class(1)	0.71%	13.01%	11.45%	7.61%
U.S. Equity	Goldman Sachs VIT Mid Cap Growth Fund - Service Class(1)	0.99%	18.45%	13.48%	9.33%
U.S. Equity	Goldman Sachs VIT Mid Cap Value Fund - Institutional Class(1)	0.84%	11.42%	13.36%	8.10%
U.S. Equity	Goldman Sachs VIT Small Cap Equity Insights Fund - Institutional Class(1)	0.81%	19.28%	10.04%	7.80%
U.S. Equity	Goldman Sachs VIT Strategic Growth Fund - Institutional Class(1)	0.75%	41.94%	17.32%	13.16%
U.S. Equity	Goldman Sachs VIT U.S. Equity Insights Fund - Institutional Class(1)	0.57%	23.81%	13.60%	10.97%
U.S. Equity	Invesco® V.I. American Franchise Fund - Series I	0.86%	40.93%	16.16%	11.70%
U.S. Equity	Invesco® V.I. American Value Fund - Series II	1.14%	15.29%	12.45%	6.98%
Allocation	Invesco® V.I. Balanced-Risk Allocation Fund - Series II(1)	1.13%	6.40%	4.66%	3.79%
U.S. Equity	Invesco® V.I. Capital Appreciation Fund - Series I(1)	0.80%	35.37%	16.40%	11.56%
U.S. Equity	Invesco® V.I. Comstock Fund - Series I	0.75%	12.36%	13.49%	8.92%
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series I	0.87%	13.15%	12.77%	9.79%
U.S. Equity	Invesco® V.I. Discovery Mid Cap Growth Fund - Series II	1.12%	12.85%	12.47%	9.52%
Allocation	Invesco® V.I. Equity and Income Fund - Series II	0.82%	10.24%	9.64%	6.78%
International Equity	Invesco® V.I. EQV International Equity Fund - Series II	1.15%	17.86%	8.15%	4.07%
International Equity	Invesco® V.I. Global Fund - Series I	0.82%	34.73%	12.30%	8.47%
Taxable Bond	Invesco® V.I. Global Strategic Income Fund - Series I(1)	0.92%	8.88%	1.30%	1.50%
Taxable Bond	Invesco® V.I. Government Securities Fund - Series II	0.94%	4.46%	0.42%	0.90%
U.S. Equity	Invesco® V.I. Growth and Income Fund - Series I	0.75%	12.66%	11.77%	8.25%
U.S. Equity	Invesco® V.I. Main Street Fund® - Series I(1)	0.80%	23.22%	13.57%	10.02%
Money Market	Invesco® V.I. U.S. Government Money Portfolio - Series I	0.63%	4.53%	1.53%	0.94%
Taxable Bond	Lord Abbett Series Fund - Bond Debenture Portfolio - Class VC	0.90%	6.34%	3.20%	3.51%
U.S. Equity	Lord Abbett Series Fund - Dividend Growth Portfolio - Class VC(1)	0.99%	15.94%	13.20%	10.20%
U.S. Equity	Lord Abbett Series Fund - Fundamental Equity Portfolio - Class VC(1)	1.08%	14.33%	9.90%	7.06%
U.S. Equity	Lord Abbett Series Fund - Growth and Income Portfolio - Class VC	0.93%	12.95%	10.92%	7.88%
U.S. Equity	Lord Abbett Series Fund - Growth Opportunities Portfolio - Class VC	1.16%	10.40%	8.85%	7.20%
U.S. Equity	Lord Abbett Series Fund - Mid Cap Stock Portfolio - Class VC	1.15%	14.97%	10.87%	6.57%
U.S. Equity	MFS® VIT Growth Series - Initial Class(1)	0.73%	35.86%	15.89%	12.97%
U.S. Equity	MFS® VIT II Massachusetts Investors Growth Stock Portfolio - Initial Class(1)	0.73%	24.01%	16.68%	12.71%
U.S. Equity	MFS® VIT Investors Trust Series - Initial Class(1)	0.78%	18.98%	13.55%	10.27%
U.S. Equity	MFS® VIT New Discovery Series - Initial Class(1)	0.87%	14.41%	11.08%	7.67%
U.S. Equity	MFS® VIT Research Series - Initial Class(1)	0.79%	22.42%	14.41%	10.82%
FUND-2

Asset Allocation Type	Portfolio Company - Investment Adviser; Sub-Adviser(s), as applicable(2)	Net Annual Expenses – Current Expenses	Average Annual Total Returns (as of 12/31/2023)
			1 Year	5 Year	10 Year
Taxable Bond	MFS® VIT Total Return Bond Series - Service Class(1)	0.78%	7.13%	1.58%	1.96%
Allocation	MFS® VIT Total Return Series - Initial Class(1)	0.61%	10.44%	8.54%	6.53%
Sector Equity	MFS® VIT Utilities Series - Initial Class(1)	0.79%	-2.11%	8.31%	6.39%
U.S. Equity	MFS® VIT Value Series - Service Class(1)	0.94%	7.63%	11.07%	8.25%
Sector Equity	Morgan Stanley VIF Global Real Estate Portfolio - Class II - Morgan Stanley Investment Management Ltd(1)	1.10%	10.47%	0.30%	1.69%
Taxable Bond	PIMCO VIT Long-Term U.S. Government Portfolio - Advisor Class	2.11%	3.88%	-1.40%	1.96%
Taxable Bond	PIMCO VIT Low Duration Portfolio - Advisor Class	0.79%	4.87%	0.88%	0.82%
Taxable Bond	PIMCO VIT Real Return Portfolio - Advisor Class	0.94%	3.57%	3.05%	2.15%
Taxable Bond	PIMCO VIT Short-Term Portfolio - Advisor Class	0.76%	5.80%	2.02%	1.76%
Taxable Bond	PIMCO VIT Total Return Portfolio - Advisor Class	0.85%	5.83%	0.98%	1.60%
U.S. Equity	Royce Capital Micro-Cap Portfolio - Service Class	1.46%	18.56%	11.84%	5.28%
U.S. Equity	Royce Capital Small-Cap Portfolio - Service Class	1.39%	25.53%	9.90%	5.35%
International Equity	Templeton Foreign VIP Fund - Class 2 - Templeton Investment Counsel, LLC(1)	1.07%	20.76%	5.27%	1.28%
Taxable Bond	Templeton Global Bond VIP Fund - Class 2 - Franklin Advisers, Inc.(1)	0.75%	2.88%	-2.13%	-0.66%
International Equity	Templeton Growth VIP Fund - Class 2 - Templeton Global Advisors, Ltd.;Templeton Asset Management Ltd. (1)	1.12%	21.01%	6.47%	3.24%
Sector Equity	VanEck® VIP Global Resources Fund - Initial Class	1.12%	-3.58%	10.61%	-1.01%

(1)
These Funds and their investment advisers have entered into contractual fee waivers or expense reimbursement arrangements. These temporary fee reductions are reflected in their annual expenses. Those contractual arrangements are designed to reduce total annual Fund operating expenses for Contract Owners and will continue past the current year.

(2)
Please contact us if you any have questions about fund/portfolio availability.

FUND-3

Please retain this Annual Notice for future reference. The last Prospectus and Statement of Additional Information for this Contract, dated May 1, 2016, contains more information about the Contract. The SAI may be obtained, free of charge, in the same manner as the Prospectus.
EDGAR Contract Identifier: C000028515